

# News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

February 8, 2008

## BROWN & BROWN, INC.
## ANNOUNCES A 1.2% INCREASE IN FOURTH QUARTER REVENUES

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE:BRO) today announced its net income for the fourth quarter of 2007 of $33,004,000, or $0.23 per share, a decrease of 12.3% from the $37,623,000, or $0.27 per share, reported for the quarter ended December 31, 2006. Total revenue for the quarter ended December 31, 2007 was $217,226,000, compared with 2006 fourth-quarter revenue of $214,650,000, an increase of 1.2%.

Total revenue for the twelve months ended December 31, 2007 was $959,667,000, compared with revenue of $878,004,000 for the corresponding period in 2006, up 9.3%. Net income for the twelve months of 2007 was $190,959,000, versus $172,350,000 during the comparable 2006 period, an increase of 10.8%. Net income per share for the twelve months ended December 31, 2007 was $1.35, versus the $1.22 per share posted during the same period in 2006, an increase of 10.7%.

J. Hyatt Brown, Chairman and Chief Executive Officer, noted, "The fourth quarter of 2007 was a very challenging quarter. Property and Casualty lines of insurance continued to renew at 15% to 30% less than expiring premiums. New business production was in line with expectations but not sufficient to make up the price reductions across the states in which we operate. These price reductions are of course good news for our insureds. For the year of 2007, our net income per share was up a respectable 10.7%."

Jim W. Henderson, Vice Chairman and Chief Operating Officer, added, "We are very pleased to report an increase in merger and acquisitions activity with 20 transactions and $61.2 million in estimated annualized revenues acquired during the period extending from the fourth quarter of 2007 through the first 40 days of 2008. During the 2007 calendar year, we acquired approximately $107.0 of annualized revenues, a 90% increase over 2006. There is a general improvement in the merger and acquisitions environment, and as such, acquisitions will continue to be a bright spot in our long-term growth plans."

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, managed health care, and Medicare set-aside services and programs. Providing service to business, public entity, quasi-public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States' sixth largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to identifying and consummating attractive acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the effects of recent legislative and regulatory changes in Florida pertaining to the insurance industry, including those relating to coastal property coverages; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Georgia, Michigan, New Jersey, New York, Pennsylvania, Texas and/or Washington, where significant portions of the Company's business are concentrated; and the cost and impact on the Company of previously disclosed litigation initiated against the Company and regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

# Brown & Brown, Inc.
## CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)
(unaudited)

| | For the Three Months Ended December 31 | | For the Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| **REVENUES** | | | | |
| Commissions and fees | $213,194 | $210,763 | $914,650 | $864,663 |
| Investment income | 2,639 | 3,096 | 30,494 | 11,479 |
| Other income, net | 1,393 | 791 | 14,523 | 1,862 |
| Total revenues | 217,226 | 214,650 | 959,667 | 878,004 |
| | | | | |
| **EXPENSES** | | | | |
| Employee compensation and benefits | 110,164 | 100,160 | 444,101 | 404,891 |
| Non-cash stock-based compensation | 1,340 | 815 | 5,667 | 5,416 |
| Other operating expenses | 34,962 | 35,887 | 131,371 | 126,492 |
| Amortization | 10,638 | 9,431 | 40,436 | 36,498 |
| Depreciation | 3,271 | 3,007 | 12,763 | 11,309 |
| Interest | 3,357 | 3,277 | 13,802 | 13,357 |
| Total expenses | 163,732 | 152,577 | 648,140 | 597,963 |
| | | | | |
| Income before income taxes | 53,494 | 62,073 | 311,527 | 280,041 |
| | | | | |
| Income taxes | 20,490 | 24,450 | 120,568 | 107,691 |
| | | | | |
| Net income | $ 33,004 | $ 37,623 | $190,959 | $ 172,350 |
| | | | | |
| Net income per share: | | | | |
| Basic | $0.23 | $0.27 | $1.36 | $1.23 |
| Diluted | $0.23 | $0.27 | $1.35 | $1.22 |
| | | | | |
| Weighted average number of shares outstanding: | | | | |
| Basic | 140,701 | 139,969 | 140,476 | 139,634 |
| Diluted | 141,355 | 141,227 | 141,257 | 141,020 |
| | | | | |
| Dividends declared per share | $0.07 | $0.06 | $0.25 | $0.21 |

**Brown & Brown, Inc.**
**INTERNAL GROWTH SCHEDULE**
**Core Commissions and Fees[1]**
**Three Months Ended December 31, 2007**
(in thousands)
(unaudited)

| | **Quarter Ended 12/31/07** | **Quarter Ended 12/31/06** | **Total Net Change** | **Total Net Growth %** | **Less Acquisition Revenues** | **Internal Net Growth %** |
|---|---|---|---|---|---|---|
| Florida Retail | $ 41,250 | $ 45,347 | $ (4,097) | (9.0)% | $ 982 | (11.2)% |
| National Retail | 62,241 | 48,236 | 14,005 | 29.0% | 15,450 | (3.0)% |
| Western Retail | 21,910 | 23,793 | (1,883) | (7.9)% | 80 | (8.3)% |
| **Total Retail** | 125,401 | 117,376 | 8,025 | 6.8% | 16,512 | (7.2)% |
| Professional Programs | 11,630 | 10,980 | 650 | 5.9% | 47 | 5.5% |
| Special Programs | 31,253 | 32,921 | (1,668) | (5.1)% | 10 | (5.1)% |
| **Total National Programs** | 42,883 | 43,901 | (1,018) | (2.3)% | 57 | (2.4)% |
| **Wholesale Brokerage** | 34,988 | 37,382 | (2,394) | (6.4)% | 3,454 | (15.6)% |
| **Services** | 7,977 | 8,702 | (725) | (8.3)% | - | (8.3)% |
| **Total Core Commissions and Fees [1]** | $211,249 | $207,361 | $ 3,888 | 1.9% | $20,023 | (7.8)% |

**Reconciliation of Internal Growth Schedule**
**to Total Commissions and Fees**
**Included in the Consolidated Statements of Income**
**for the Three Months Ended December 31, 2007 and 2006**
(in thousands)
(unaudited)

| | **Quarter Ended 12/31/07** | **Quarter Ended 12/31/06** |
|---|---|---|
| Total core commissions and fees[1] | $211,249 | $207,361 |
| Contingent commissions | 1,945 | 885 |
| Divested business | - | 2,517 |
| Total commission & fees | $213,194 | $210,763 |

(1) Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

**Brown & Brown, Inc.**

# CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 38,234 | $ 88,490 |
| Restricted cash and investments | 254,404 | 242,187 |
| Short-term investments | 2,892 | 2,909 |
| Premiums, commissions and fees receivable | 240,680 | 282,440 |
| Deferred income taxes | 17,208 | - |
| Other current assets | 33,964 | 32,180 |
| Total current assets | 587,382 | 648,206 |
| | | |
| Fixed assets, net | 62,327 | 44,170 |
| Goodwill | 846,433 | 684,521 |
| Amortizable intangible assets, net | 443,224 | 396,069 |
| Investments | 355 | 15,826 |
| Other assets | 20,938 | 19,160 |
| Total assets | $1,960,659 | $1,807,952 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Premiums payable to insurance companies | $ 394,034 | $ 435,449 |
| Premium deposits and credits due customers | 41,211 | 33,273 |
| Accounts payable | 18,760 | 17,854 |
| Accrued expenses | 90,599 | 86,009 |
| Current portion of long-term debt | 11,519 | 18,082 |
| Total current liabilities | 556,123 | 590,667 |
| | | |
| Long-term debt | 227,707 | 226,252 |
| | | |
| Deferred income taxes, net | 65,736 | 49,721 |
| | | |
| Other liabilities | 13,635 | 11,967 |
| | | |
| Shareholders' equity: | | |
| Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 140,673 at 2007 and 140,016 at 2006 | 14,067 | 14,002 |
| Additional paid-in capital | 231,888 | 210,543 |
| Retained earnings | 851,490 | 695,656 |
| Accumulated other comprehensive income | 13 | 9,144 |
| | | |
| Total shareholders' equity | 1,097,458 | 929,345 |
| | | |
| Total liabilities and shareholders' equity | $1,960,659 | $1,807,952 |